SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                             5922-B Farnsworth Court
                           Carlsbad, California 92008
                            Telephone (760) 918-1860

                                    August 20, 2003


Mr. John Reynolds                                    Copy Via Fax (202) 942-9516
Mail Stop 3-4
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Application for Withdrawal of Registration Statement on Form S-8 for Sub Surface Waste Management of Delaware, Inc.; File No. 333-104180


Dear Mr. Reynolds:

         Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Sub Surface Waste Management of Delaware, Inc. (the "Company") hereby requests that its Registration Statement on Form S-8 (File No. 333-104180) be withdrawn. The Company is making this application, inasmuch as it wishes to further strengthen its position in the marketplace before undertaking a public offering of its securities. No securities were sold in connection with the subject Registration Statement.

         Please direct any enquires you may have regarding the above referenced Registration Statement to Mr. Bruce S. Beattie, President of the Company, telephone (760) 918-1860 and telecopier (760) 918-1855, or Norman T. Reynolds, Esq. of the firm Glast, Phillips & Murray, P.C., counsel to the Company, 815 Walker Street, Suite 1250, Houston, Texas 77002, telephone (713) 237-3135 and telecopier (713) 237-3202.


                                           Very truly yours,

                                           /s/ Bruce S. Beattie

                                           Bruce S. Beattie, President



Withdrawal request for S-8 filed on March 31 2003.doc